Exhibit 1

2020

1st Quarter Results

Mexico City, April 28, 2020
NYSE: VIST
BMV: VISTA

Vista Oil & Gas, S.A.B. de C.V. ("Vista" or the "Company") (NYSE: VIST and BMV: VISTA), a new generation publicly traded Latin-American oil & gas company.

Vista Oil & Gas Results of the First Quarter of 2020

April 28, 2020, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the first quarter (“Q1”) of 2020.

Q1 2020 highlights:

◾

The Covid-19 pandemic is an unprecedented health crisis that is currently causing a significant impact on the global economy and financial markets, the oil and gas industry, and our operations in Argentina and Mexico.

◾

In order to safeguard our people, more than 75% of our employees are currently working from their homes, following our strict health protocol. To ensure business continuity, we are maintaining essential field operations, thus reducing our active workforce in the field by 65%. We have also opened a Covid-19 helpdesk for employee Q&A.

◾

In Q1 2020, our total production was 26,485 boe/d, 3.1% above Q1 2019. Average daily production was composed of: 16,991 barrels of oil per day (bbl/d), 12.6% above Q1 2019; 1.41 MMm3/d of natural gas, 11.4% below Q1 2019; and 645 boe/d of natural gas liquids (NGL). Total operated production represented 97% of total production in Q1 2020.

◾

In Q1 2020, our total shale production was 5,838 boe/d, representing 22% of our total production. Our 12 shale oil wells in Bajada del Palo Oeste were shut-in on March 20 in response to falling crude oil demand.

◾	Net revenues in Q1 2020 were 73.3 $MM, 21.8% lower than the 93.7 $MM generated in Q1 2019, due to softer realized prices.

◾

In Q1 2020, the average crude oil realized price was 43.0 $/bbl, 24.2% lower than Q1 2019. In March, average realized oil price fell to 26.5 $/bbl, as the Covid-19 pandemic hit commodity prices, thus affecting our realized prices, which were linked to Brent in such month.

◾	Natural gas realized price for Q1 2020 was 2.2 $/MMBTU, a 40.5% decrease y-o-y, mainly driven by a decrease of 51% in industry segment prices and 35% in the power generation segment prices.

◾	Average lifting cost in Q1 2020 was 9.9 $/boe, representing a 17.5% decrease compared to the average lifting cost in Q1 2019, which was 12.0 $/boe.

◾	Consolidated adjusted EBITDA for Q1 2020 reached 25.3 $MM, 31.9% below Q1 2019 and resulting in an adjusted EBITDA margin of 34%.

◾

In Q1 2020, CAPEX was 71.7 $MM, 63.2 $MM of which were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste, where we completed and tied-in our 4-well pad n°3 and started drilling our 4-well pads n°4 and n°5.

◾	End of quarter cash balance was 205.3 $MM, while gross debt totaled 481.4 $MM, resulting in a net debt of 276.2 $MM, and a net leverage ratio of 1.7 times last twelve months (LTM) Adjusted EBITDA.

◾	Q1 2020 net loss was 21.3 $MM.

Vista Oil & Gas Q1 2020 results

Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

Production

Total average net daily production

	Q1 2020	Q4 2019	Q1 2019	▲ y.o.y. (%)	▲ q.o.q. (%)
Total (boed)	26,485	30,026	25,693	3.1%	(11.8)%
Oil (bbld)	16,991	18,720	15,087	12.6%	(9.2)%
Natural Gas (MMm[3]d)	1.41	1.69	1.59	(11.4)%	(16.8)%
NGL (bbld)	645	675	623	3.5%	(4.4)%

y-o-y. (%): represents the percentage variation in Q1 2020 compared to Q1 2019.

q-o-q. (%): represents the percentage variation in Q1 2020 compared to Q4 2019.

Average daily production during Q1 2020 was 26,485 boe/d, comprised by 16,991 bbl/d of oil, representing 64.2% of total production, 1.41 MMm3/d of natural gas and 645 boe/d of natural gas liquids.

Total operated production during Q1 2020 was 25,824 boe/d, 98% of total production. Total shale production was 5,838 boe/d, including 5,599 boe/d of shale operated production in Bajada del Palo Oeste and 197 boe/d in Águila Mora and 113 boe/d of shale non-operated production in Coirón Amargo Sur Oeste (CASO).

Our 12 shale oil wells in Bajada del Palo Oeste produced approximately 11,500 boe/d before they were shut-in on March 20, anticipating a decrease in demand and storage restrictions and in order to protect our conventional production, as shale reservoirs provide efficient storage solutions.

Q1 2020 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Fields total at working interest		16,991	1.41	645	26,485	100%

Entre Lomas	100%	4,043	0.35	582	6,804	26%
Bajada del Palo Este	100%	553	0.08	47	1,122	4%
Bajada del Palo Oeste (conventional)	100%	1,051	0.57	—	4,661	18%
Bajada del Palo Oeste (shale)	100%	4,900	0.11	—	5,599	21%
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	242	0.05	17	596	2%
25 de Mayo-Medanito	100%	2,701	0.03	—	2,879	11%
Jagüel de los Machos	100%	2,775	0.15	—	3,705	14%
Coirón Amargo Norte	55%	218	0.01	—	260	1%
Águila Mora (shale)	90%	197	0.00	—	197	1%
Acambuco (non-operated)	1.5%	24	0.02	—	180	1%
Coirón Amargo Sur Oeste (shale / non-operated)	10%	96	0.00	—	113	0%
Blocks CS-01, A-10 and TM-01 (Mexico)	50%	192	0.03	—	368	1%

During Q1 2020, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) block represented 26% of total production, 25 de Mayo-Medanito and Jagüel de los Machos blocks represented 25%, Bajada del Palo Oeste represented 39%, Bajada del Palo Este block represented 4%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 2%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from our blocks in Mexico represented 1% of our total average daily production and the remaining less than 2% is production from Acambuco and CASO, non-operated blocks in Argentina, and Águila Mora, an operated unconventional concession. For further detailed information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product - in $MM	Q1 2020	Q4 2019	Q1 2019	▲ y.o.y. (%)	▲ q.o.q. (%)
Total	73.3	96.4	93.7	-21.8%	-24.0%
Oil	62.0	82.8	73.3	-15.4%	-25.1%
Natural Gas	10.1	13.1	19.1	-47.1%	-22.9%
NGL and others	1.2	0.5	1.4	-14.3%	140.0%

Average Realized Prices

Product	Q1 2020	Q4 2019	Q1 2019	▲ y.o.y. (%)	▲ q.o.q. (%)
Oil ($/bbl)	43.0	48.1	56.7	-24.2%	-10.6%
Natural Gas ($/MMBTU)	2.2	2.2	3.7	-40.5%	0.0%
NGL ($/tn)	245	234	276	-11.1%	4.9%

During Q1 2020, total revenues were 73.3 $MM, 21.8% lower than Q1 2019. Oil revenues decreased 15.4% and natural gas revenues decreased 47.1% y-o-y.

Crude oil revenues in Q1 2020 totaled 62.0 $MM, 15.4% below Q1 2019, as the increase in volumes sold was offset by a reduction of 24.2% in the average realized price to 43.0 $/bbl. Average sales price was 55.7 $/bbl in January and 48.2 $/bbl in February, but fell to 26.5 $/bbl in March, as the Covid-19 pandemic hit commodity prices, thus affecting our realized prices, which were linked to Brent in March. Crude oil was sold to domestic refineries, primarily to Raízen and Trafigura.

Natural gas revenues represented 13.8% of total revenues. During Q1 2020, sales were made to a diversified portfolio of industrial clients, representing 60% of total natural gas volumes, at an average realized price of 2.0 $/MMBTU, 33% to distribution companies and CNG clients at an average price of 2.9 $/MMBTU, and the 7% remaining sales were made to the power generation segment at an average price of 1.8 $/MMBTU. The total average price of natural gas sales for the quarter was 2.2 $/MMBTU, 40.5% below Q1 2019, mainly driven by a decrease of 51% in industry segment prices and 33% in the power generation segment prices.

Natural gas liquids sales were 1.2 $MM during Q1 2020, representing 1.7% of total sales. NGL volumes were allocated to the Argentine market at an average price of 245 U.S. dollars per ton ($/tn).

Operating Expenses

	Q1 2020	Q4 2019	Q1 2019	▲ y.o.y. (%)
Operating Expenses ($MM)	23.8	25.7	27.8	-14.4%
Lifting cost ($/boe)	9.9	9.3	12.0	-17.5%

During Q1 2020, operational expenses were 23.8 $MM, a 14.4% decrease y-o-y, reflecting the impact of the cost reduction initiatives conducted during 2019 and cost-cutting measures implemented after the decline in domestic oil demand in March. The average lifting cost in Q1 2020 was 9.9 $/boe, a 17.5% decrease compared to Q1 2019. This decrease was mainly the result of optimized field operations and absorbed fixed cost base with incremental ramp-up in shale production.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q1 2020	Q4 2019	Q1 2019	▲ y.o.y. (%)
Net (loss) / profit for the period	(21.3)	(44.2)	(13.7)

(+) Income tax (expense) / benefit	4.6	17.8	5.7
(+) Financial results, net	7.3	21.2	20.0
(+) Investments results	—	0.1	—

Operating profit	(9.4)	(5.2)	12.0

(+) Depreciation	33.5	38.4	24.5
(+) Restructuring expenses	1.2	2.5	0.7

Adjusted EBITDA(1)	25.3	35.7	37.1	-31.9%

Adjusted EBITDA Margin (%)(2)	34%	37%	40%	-6% p.p.

(1)	Adjusted EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments.
(2)	Change expressed as a difference in percentage points.

Note: amounts may not sum due to rounding

Adjusted EBITDA was 25.3 $MM in Q1 2020, 31.8% below Q1 2019. During January and February 2020, with no production restrictions and with approximately 52 $/bbl of average realized price, Adjusted EBITDA margin was above 40%. In March 2020, a combination of partial production shut in and a 26 $/bbl average realized price drove Adjusted EBITDA margin for the quarter down to 34%.

Net Profit / Loss

Vista recorded a net loss of 21.3 $MM compared to a net loss of 13.7 $MM during Q1 2019, mainly impacted by an increase in depreciations to 33.5 $MM.

Operational Update

Total capital expenditures (“CAPEX”) in shale activity was 63.2 $MM, of which more than 99% were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste. During the quarter, we completed and tied-in our 4-well pad n°3 and drilled four additional wells in pads n°4 and pad n°5.

The Company invested 0.4 $MM in conventional activity, mainly impacted by the scale down of capital expenditure activities due to a softened realized price. Additionally, CAPEX in facilities and others was 8.1 $MM in the Q1 2020.

Therefore, Vista’s CAPEX during Q1 2020 was 71.7 $MM, on an accrual basis. Cash flow from investing activities, which reflects effective cash outflows to CAPEX, was 52.1 $MM during Q1 2020.

Financial overview

During Q1 2020, in a context of low realized oil prices, the Company maintained a solid balance sheet. Cash and cash equivalents position as of March 31, 2020 was 205.3 $MM, while the financial debt totaled 481.4 $MM, resulting in a net debt of 276.2 $MM. The implied net leverage ratio was 1.7 times LTM Adjusted EBITDA. During Q1 2020, cash flow from operations was 21.0 $MM.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON clase I	Vista Oil & Gas Argentina S.A.U.	7/31/2019	7/31/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON clase II	Vista Oil & Gas Argentina S.A.U.	8/7/2019	8/7/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON clase III	Vista Oil & Gas Argentina S.A.U.	2/21/2020	2/21/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Total production by field (Mboe/d)	26,485	30,026	31,637	29,016	25,693

Entre Lomas	6,804	7,648	8,618	8,644	8,855
Bajada del Palo Este	1,122	1,281	1,349	1,439	1,443
Bajada del Palo Oeste (conventional)	4,661	5,499	4,944	4,076	4,786
Bajada del Palo Oeste (shale)	5,599	6,687	7,501	4,823	582
Agua Amarga (Jarilla Quemada, Charco del Palenque)	596	621	657	671	748
25 de Mayo-Medanito	2,879	3,177	3,370	3,701	3,899
Jagüel de los Machos	3,705	3,991	4,224	4,551	4,463
Coirón Amargo Norte	260	214	236	313	266
Águila Mora (shale)	197	147	—	—	—
Acambuco	180	182	186	198	200
Coirón Amargo Sur Oeste (shale)	113	159	165	308	69
Blocks CS-01, A-10 and TM-01	368	418	388	293	382

Crude oil production by field (Mboe/d)(1)	16,991	18,720	20,281	18,825	15,087

Entre Lomas	4,043	4,244	4,715	4,773	4,973
Bajada del Palo Este	553	554	574	618	586
Bajada del Palo Oeste (conventional)	1,051	1,111	988	1,011	1,121
Bajada del Palo Oeste (shale)	4,900	5,862	6,733	4,425	507
Agua Amarga (Jarilla Quemada, Charco del Palenque)	242	268	303	336	376
25 de Mayo-Medanito	2,701	2,965	3,213	3,509	3,671
Jagüel de los Machos	2,775	3,014	3,176	3,443	3,380
Coirón Amargo Norte	218	184	217	264	226
Águila Mora (shale)	197	147	—	—	—
Acambuco	24	22	22	27	23
Coirón Amargo Sur Oeste (shale)	96	141	147	274	61
Blocks CS-01, A-10 and TM-01	192	209	194	144	162

Natural Gas production by field (Mboe/d)(2)	8,848	10,631	10,594	9,450	9,983

Entre Lomas	2,180	2,799	3,221	3,207	3,318
Bajada del Palo Este	522	673	715	762	808
Bajada del Palo Oeste (conventional)	3,610	4,388	3,956	3,066	3,665
Bajada del Palo Oeste (shale)	699	825	768	397	75
Agua Amarga (Jarilla Quemada, Charco del Palenque)	337	336	334	317	360
25 de Mayo-Medanito	178	212	157	192	227
Jagüel de los Machos	930	978	1,048	1,108	1,084
Coirón Amargo Norte	42	31	20	49	40
Águila Mora (shale)	—	—	—	—	—
Acambuco	156	161	164	171	177
Coirón Amargo Sur Oeste (shale)	17	19	18	33	8
Blocks CS-01, A-10 and TM-01	177	210	194	148	220

NGL production by field (boe/d)	645	675	761	741	623

Entre Lomas	582	606	682	665	564
Bajada del Palo Este	47	53	59	59	48

Bajada del Palo Oeste (conventional)	—	—	—	—	—
Bajada del Palo Oeste (shale)	—	—	—	—	—
Agua Amarga (Jarilla Quemada, Charco del Palenque)	17	16	20	18	12

Notes:

(1)	Acambuco includes condensate
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste / Este	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale	Neuquina	Argentina
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	55%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%	Non-operated	Shale	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Golfo San Jorge	Argentina
Block CS-01	50%	Non-operated	Conventional	Del Sureste	México
Block A-10	50%	Non-operated	Conventional	Del Sureste	México

Note: Not showing blocks without production, Bajada del Palo Este (shale), Sur Rio Deseado Este and TM-01

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Total Revenues	73,320	96,445	105,443	120,361	93,727
Oil	61,985	82,833	84,668	97,500	73,271
Natural Gas	10,113	13,078	19,200	20,171	19,075
NGL and others	1,222	534	1,575	2,690	1,381

Cost of Sales	(67,996)	(78,064)	(91,415)	(92,938)	(65,713)

Operating expenses	(23,833)	(25,716)	(28,427)	(32,519)	(27,769)
Stock fluctuation	449	(698)	(2,365)	2,047	1,326
Depreciation	(33,467)	(38,361)	(45,895)	(44,274)	(24,471)
Royalties	(11,145)	(13,289)	(14,728)	(18,192)	(14,799)

Gross profit	5,324	18,381	14,028	27,423	28,014

Selling expenses	(6,152)	(6,745)	(6,851)	(7,847)	(5,695)
General and administrative expenses	(9,367)	(13,248)	(8,278)	(12,169)	(8,705)
Exploration expenses	(131)	(65)	333	(818)	(126)
Other operating income	2,153	907	948	1,123	627
Other operating expenses, net	(1,253)	(4,426)	455	(531)	(2,118)

Operating profit (loss)	(9,426)	(5,196)	635	7,181	11,997

Adjusted EBITDA Reconciliation ($M)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Net (loss) / profit for the period	(21,332)	(44,248)	21,499	3,702	(13,678)

(+) Income tax (expense) / benefit	4,571	17,797	(5,961)	(1,305)	5,705
(+) Financial results, net	7,335	21,172	(14,819)	4,784	19,970
(+) Investments results	—	84	(84)	—	—

Operating profit (loss)	(9,426)	(5,196)	635	7,181	11,997

(+) Depreciation	33,467	38,361	45,895	44,274	24,471
(+) Restructuring expenses	1,244	2,542	35	—	667

Adjusted EBITDA	25,285	35,707	46,565	51,455	37,135

Adjusted EBITDA Margin (%)	34%	37%	44%	43%	40%

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Operating Expenses ($MM)	23.8	25.7	28.4	32.5	27.8
Lifting cost ($/boe)	9.9	9.3	9.8	12.3	12.0

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of March 31, 2020	As of December 31, 2019
Property, plant and equipment	953,608	917,066
Goodwill	28,484	28,484
Other intangible assets	34,437	34,029
Right-of-use assets	16,047	16,624
Trade and other receivables	14,375	15,883
Deferred income tax	357	476
Total non-current assets	1,047,308	1,012,562
Inventories	14,754	19,106
Trade and other receivables	79,841	93,437
Cash, bank balances and other short-term investments	205,257	260,028
Total current assets	299,852	372,571

Total assets	1,347,160	1,385,133

Deferred income tax liabilities	151,511	147,019
Leases liabilities	9,766	9,372
Provisions	18,557	21,146
Borrowings	382,467	389,096
Warrants	6,091	16,860
Employee defined benefit plans obligation	4,325	4,469
Accounts payable and accrued liabilities	213	419
Total non-current liabilities	572,930	588,381
Provisions	3,023	3,423
Leases liabilities	5,117	7,395
Borrowings	98,981	62,317
Salaries and social security payable	4,362	12,553
Income tax payable	2,908	3,039
Other taxes and royalties payable	3,354	6,040
Accounts payable and accrued liabilities	72,722	98,269
Total current liabilities	190,467	193,036

Total liabilities	763,397	781,417

Total equity	583,763	603,716

Total liabilities and equity	1,347,160	1,385,133

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2020	For the period from January 1st to March 31, 2019
Revenue from contract with customers	73,320	93,727
Revenues from crude oil sales	61,985	73,271
Revenues from natural gas sales	10,113	19,075
Revenues from NGL	1,222	1,381
Cost of sales	(67,996)	(65,713)
Operating expenses	(23,833)	(27,769)
Crude oil stock fluctuation	449	1,326
Depreciation, depletion and amortization	(33,467)	(24,471)
Royalties	(11,145)	(14,799)

Gross profit	5,324	28,014

Selling expenses	(6,152)	(5,695)
General and administrative expenses	(9,367)	(8,705)
Exploration expenses	(131)	(126)
Other operating income	2,153	627
Other operating expenses	(1,253)	(2,118)

Operating profit (loss)	(9,426)	11,997

Investments in associates	—	—

Interest income	624	75
Interest expense	(11,151)	(5,817)
Other financial results	3,192	(14,228)

Financial results, net	(7,335)	(19,970)

(Loss) Profit before income taxes	(16,761)	(7,973)

Current income tax (expense)	—	(3,069)
Deferred income tax (expense)/ benefit	(4,571)	(2,636)

Income tax expense	(4,571)	(5,705)

Net (loss) profit for the year/ period	(21,332)	(13,678)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2020	For the period from January 1st to March 31, 2019
Net profit / (loss) for the period	(21,332)	(13,678)

Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	22	(257)
Foreign currency exchange difference, net	611	(2,712)
Unwinding of discount on asset retirement obligation	579	398
Increase of provisions, net	7	1,448
Interest expense leases	442	330

Effect of discount of assets and liabilities at present value	(194)	232

Share-based payment expense	2,566	1,244
Employee defined benefits obligation	53	233
Income tax	4,571	5,705

Non-cash items related with investing activities:
Depreciation and depletion	32,890	24,215
Amortization of intangible assets	577	256
Interest income	(624)	(75)
Change in the fair value of financial assets	2,165	(447)

Non-cash items related with financing activities:
Interest expense	11,151	5,817
Changes in the fair value of Warrants	(10,769)	16,084
Amortized costs	593	451
Impairment of financial assets	4,839	—

Changes in working capital:
Trade and other receivables	8,329	(8,924)
Inventories	(1,084)	(1,257)
Accounts payable and other payables	(2,187)	(6,582)
Employee defined benefits obligations	(197)	—
Salaries and social security payable	(9,377)	(1,903)
Other taxes and royalties payable	(1,692)	5
Provisions	(235)	(598)
Income taxes paid	(707)	—

Net cash flows generated by operating activities	20,997	19,985

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(51,714)	(91,941)
Payments for acquisition of other intangible assets	(985)	(1,132)
Proceeds from other financial assets	—	433

Proceeds from interest received	624	75

Net cash flows (used in) investing activities	(52,075)	(92,565)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	—	54,391
Proceeds from borrowings	80,000	35,000
Payments of cost of borrowings	(580)	—
Payments of borrowings´ principal	(42,635)	—
Payments of borrowings´ interests	(16,936)	(10,809)
Payments of leases	(3,565)	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	(16,993)	—

Net cash flows generated by financing activities	(709)	78,582

	For the period from January 1st to March 31, 2020	For the period from January 1st to March 31, 2019
Net (decrease) in cash and cash equivalents	(31,787)	6,002

Cash and cash equivalents at the beginning of the period	234,230	66,047
Effects of exchange rate changes on cash and cash equivalents	(321)	539
Net (decrease) in cash and cash equivalents	(31,787)	6,002

Cash and cash equivalents at the end of the period	202,122	72,588

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance of achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

Phone in Argentina +54.11.3754.8532

Phone in Mexico    +52.55.1167.8250